August 13, 2009

Mail Stop 3010

By U.S. Mail and facsimile to (415) 477-2094

Mr. Thomas S. Olinger, Chief Financial Officer
AMB Property Corporation
Pier 1, Bay 1
San Francisco, CA   94111

RE: AMB Property Corporation
       File No. 001-13545
       Form 10-K for the year ended December 31, 2008

Dear Mr. Olinger:

     We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                        Sincerely,

                                        Linda van Doorn
                                        Senior Assistant Chief Accountant